SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13E-3

(Rule 13e-100)
TRANSACTION STATEMENT
(UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER)
(Amendment No. Three)

WASHINGTON BANCORP

(Name of Issuer)

WASHINGTON BANCORP

 (Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

937262103

(CUSIP Number of Class of Securities)

Stan Carlson
President
Washington Bancorp
102 East Main Street
Washington, Iowa 52353
(319) 653-7256

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Martin L. Meyrowitz, P.C.
Craig M. Scheer, Esq.
Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Washington, D.C. 20005
(202) 414-6100

This statement is filed in connection with (check the appropriate box):

a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1993.
c.	[ ]	A tender offer.
d.	[X]	None of the above.

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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [X]

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$ 106,685	$ 21.34

*        Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $19.00 per share for the eligible common stock as of November 20, 2001 multiplied by the maximum number of shares to be purchased (5,615 shares).

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $21.34                       Filing Party: Washington Bancorp

Form of Registration No.: Schedule 13E-3         Date Filed: November 20, 2001

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         This filing constitutes the final amendment to the Schedule 13E-3 of Washington Bancorp, Inc. relating to Washington Bancorp's Odd-Lot Tender Offer. The purpose of this final amendment is to report the results of the Odd-Lot Tender Offer, which expired at 5:00 p.m. Eastern Standard Time on February 15, 2002.

         Except where otherwise indicated below, no changes have been made to the responses to the items of Schedule 13E-3 contained in Amendment No. Two to the Schedule 13E-3 of Washington Bancorp, Inc. filed with the Securities and Exchange Commission on January 22, 2002.

11.        Interest in Securities of the Subject Company.

         Item 11 of Washington Bancorp's Schedule 13E-3 is hereby amended by adding the following paragraph after the paragraph set forth in the response to sub-item (b) in Amendment No. Two to the Schedule 13E-3:

         The Odd-Lot Tender Offer expired at 5:00 p.m. Eastern Standard Time on February 15, 2002. Washington Bancorp has been advised by Keefe, Bruyette & Woods, Inc., its information agent and depositary for the offer, that 41 stockholders tendered 1,421 shares prior to expiration of the offer. All of these shares have been accepted by Washington Bancorp and payment has been made at the offer price of $19.00 per share.

         Washington Bancorp issued a press release on February 25, 2002 announcing the results of the Odd-Lot Tender Offer. A copy of that press release is attached as an exhibit to this filing.

16.      Material to Be Filed as Exhibits.

(a)(1 through 3)	Form of Offer to Purchase; form of Letter to Odd-Lot Holders; and form of Acceptance Card. (Filed previously.)
(a)(5)(i)	Press Release dated December 21, 2001. (Filed previously.)
(a)(5)(ii)	Press Release dated February 25, 2002.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

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SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2002		WASHINGTON BANCORP
	By:	/s/ Stan Carlson Name: Stan Carlson Title: President

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EXHIBIT (a)(5)(ii)

Press Release

FOR IMMEDIATE RELEASE
Contact: Stan Carlson, President
Telephone: (319) 653-7256

WASHINGTON BANCORP ANNOUNCES RESULTS OF
ODD-LOT TENDER PROGRAM

       Washington, Iowa - February 25, 2002 - Washington Bancorp (OTC Bulletin Board: WBIO) today announced the results of its recently completed odd-lot tender offer, under which Washington Bancorp stockholders owning fewer than 100 shares could sell their shares to the Company for $19.00 per share, without incurring a brokerage commission. The Company was advised by Keefe, Bruyette & Woods, Inc., its information agent and depositary for the offer, that 41 stockholders tendered 1,421 shares prior to expiration of the offer period on February 15, 2002. All of these shares have been accepted by the Company and payment has been made.

       Washington Bancorp, based in Washington, Iowa, had $117,328,000 in consolidated assets at December 31, 2001. Washington Bancorp is the holding company for Washington Federal Savings Bank and Rubio Savings Bank of Brighton.